DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act

06021785

RECD S.E.C.
JAN 1 8 2006
1088

January 12, 2006

Elliot V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-12-2006

Re: MeadWestvaco Corporation
Incoming letter dated December 30, 2005

Dear Mr. Stein:

This is in response to your letter dated December 30, 2005 concerning the shareholder proposal submitted to MeadWestvaco by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 30, 2005

BY EMAIL TO cfletters@sec.gov
<u>WITH COPIES BY COURIER</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: MeadWestvaco Corporation—Securities Exchange Act of 1934; Rule 14a-8(i)

Ladies and Gentlemen:

This letter is submitted on behalf of MeadWestvaco Corporation (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company received a letter dated November 15, 2005 (a copy of which is attached hereto as an Exhibit A) from the United Brotherhood of Carpenters and Joiners of America (the "Proponent"), requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2006 proxy statement.

The Proposal requests that "the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2006 annual meeting of shareholders pursuant to Exchange Act Rule 14a-8(i)(10). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2006 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006 and the annual meeting of the Company's shareholders is expected to occur on or about April 25, 2006.

Discussion

I. The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

A. Background

Rule 14a-8(i)(10) permits an issuer to omit a proposal from its proxy materials if the issuer "has already substantially implemented the proposal." The exclusion is designed to relieve shareholders from having to consider a matter upon which the issuer has already acted favorably. See Securities Exchange Act Release No. 12598 (July 7, 1976). To be deemed substantially implemented, a proposal need not be implemented fully or precisely as presented. See SEC Release No. 20091 (August 16, 1983). Rather, the Staff of the Division of Corporation Finance (the "Staff") has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when the issuer already has policies and procedures in place relating to the subject matter of the proposal or has implemented the essential objectives of the proposal. See, e.g., EMC Corp. (February 14, 2005); Teradyne, Inc. (February 14, 2005); The Gap, Inc. (March 16, 2001); Kmart Corp. (February 23, 2000). In making its determination, the Staff considers whether the particular policies, practices and procedures of the issuer "compare favorably" with the guidelines of the proposal at issue. See, e.g., Time Warner (February 14, 2005); Texaco Incorporated (March 28, 1991).

On December 22, 2005, the Company's Nominating and Governance Committee, pursuant to a delegation of authority granted by the board of directors (the "Board"), approved an amendment to the Company's Corporate Governance Principles (such amendment, "the Company's Governance Principle") providing as follows:

> In an uncontested election of directors, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election will promptly tender his or her resignation to the Chairman of the Board and the Nominating and Governance Committee following certification of the shareholder vote.

The Nominating and Governance Committee will promptly consider the resignation submitted by a director receiving a greater number of votes "withheld" from his or her election than votes "for" his or her election, and the Nominating and Governance Committee will recommend to the Board whether to accept the tendered resignation or reject it. In considering whether to accept or reject the tendered resignation, the Nominating and Governance Committee will consider all factors deemed relevant by the members of the Nominating and Governance Committee, including the reasons why shareholders "withheld" votes for election from such director, the length of service and qualifications of the director, the director's contributions to the company and the MeadWestvaco Corporate Governance Principles.

The Board will act on the Nominating and Governance Committee's recommendation within 90 days following the date of the shareholders' meeting. In considering the Nominating and Governance Committee's recommendation, the Board will consider the factors considered by the Nominating and Governance Committee and such additional information deemed relevant by the Board. Following the Board's decision, the company will promptly disclose the Board's decision whether to accept the director's resignation as tendered (including a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a filing with the Securities and Exchange Commission.

To the extent that one or more directors' resignations are accepted by the Board, the Nominating and Governance Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.

Any director who tenders his or her resignation pursuant to this provision will not participate in the Nominating and Governance Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Nominating and Governance Committee received a greater number of votes "withheld" from their election than votes "for" their election at the same election, then the independent directors who are on the Board who did not receive a greater number of votes "withheld" from their election than votes "for" their election (or who were not standing for election) will appoint a Board committee solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them. This policy will be included in each proxy statement relating to an election of directors of the company.

The Company's Governance Principle is publicly available on the Company's website at http://www.meadwestvaco.com/corporate.nsf/investor/principles.

B. Analysis

(1) The Company's Governance Principle "compares favorably" with the Proposal

The Proposal asks the Company's shareholders to "request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." The following analysis demonstrates that the Company's Governance Principle substantially implements the essential objectives of, and compares favorably with, the governance change sought by the Proposal. Accordingly, we believe the Proposal is excludable under Rule 14a-8(i)(10).

Broadly speaking, there are two possible outcomes in a vote with respect to the election of a director, assuming that there is no opposition candidate:[1] (a) more votes are cast "for" the nominee than are "withheld"[2] or (b) more votes are "withheld" than are cast "for" the nominee. As described below, the effects of the Company's Governance Principle under each scenario "compare favorably" with the effects of the Proposal.

a. *"For" Votes Exceed "Withheld" Votes*

In the event that a nominee receives more "for" votes than "withheld" votes, the Company's Governance Principle and the Proposal would result in the same outcome: the nominee would be elected.

b. *"Withheld" Votes Exceed "For" Votes*

To compare the results under the Company's Governance Principle and under the Proposal in the scenario where a nominee receives more "withheld" than "for" votes, it is necessary to consider the effect of several applicable provisions of Delaware law. It is also important to consider separately the operation of these legal rules in the case of a nominee who is an incumbent director and in the case of a nominee who is not an incumbent director.

---

[1] The other outcome that is theoretically possible (i.e., a nominee garners an equal number of "for" and "withheld" votes) is very remote in the context of a public company.

[2] Under Rule 14a-4, the form of proxy distributed by issuers must provide a means for shareholders to vote "for" each nominee, a means to "withhold" authority to vote for each nominee, and a means to "withhold" authority to vote for all nominees as a group (the latter means to withhold authority to vote must be included if the issuer has included a means to vote "for" all nominees as a group). Thus, votes may be withheld from an individual nominee or from all nominees as a group.

The relevant provisions of Delaware law are set forth in Sections 141(b) and 223 of the Delaware General Corporation Law ("DGCL"). DGCL Section 141(b) and the Company's certificate of incorporation and bylaws provide that directors shall serve until their successors are duly elected and qualified. DGCL Section 223 and the Company's certificate of incorporation and bylaws also provide that vacancies on the Board may be filled by a majority of directors then in office, even if less than a quorum, thereby giving the Board discretionary authority to fill vacancies.[3]

Giving effect to DGCL Section 141(b), in the event that an incumbent director receives more "withheld" than "for" votes, the incumbent would continue to serve as a director until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. This result follows regardless of whether the Company's Governance Principle or the Proposal were to apply. The Company's Governance Principle, however, provides an additional mechanism to strengthen the Company's governance: a director receiving more "withheld" than "for" votes must tender his or her resignation. Under the Company's Governance Principle, the Board, excluding the director at issue, after receiving the recommendation of its Committee on Nominations and Governance, must promptly decide whether to accept or reject the resignation. If the Board accepts the resignation, the Board may name someone to fill the vacancy on the Board. Alternatively, if the Board decides to reject the resignation, the director continues in office until his or her successor is elected and qualified at a subsequent shareholders' meeting (subject to the Company's certificate of incorporation and bylaw provisions that any director may be removed with cause, at any time, by the affirmative vote of at least 75% of the combined voting power of the then-outstanding shares of all classes and series of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, at a special meeting of stockholders duly called and held for the purpose or at an annual meeting of stockholders). Thus, in the scenario where an incumbent director receives more "withheld" than "for" votes, the Company's Governance Principle includes an improvement to the Company's governance structure that is not addressed by the Proposal: a requirement that the incumbent director submit a resignation. This resignation requirement gives effect to the shareholder vote, while allowing the Board the flexibility to determine an outcome in the best interests of the Company and its shareholders. The Company's Governance Principle, therefore, substantially implements the essential objectives of, and compares favorably with, the Proposal when considering the scenario of an incumbent director who receives more "withheld" than "for" votes.

In the event that the nominee is not an incumbent director, DGCL Section 141(b) would not apply. Under the Proposal, the nominee would not be elected. In that situation, under DGCL Section 223 and the Company's certificate of incorporation and bylaws, the Board would determine what action to take, and could opt to name the nominee, or another person, to fill the

[3] The Company's certificate of incorporation and Section 223 of the DGCL also provide that shareholders may fill board vacancies if no directors are in office.

vacancy on the Board until the next election of directors. Under the Company's Governance Principle, the nominee would be elected, but would be required to tender his or her resignation for consideration by the Committee on Nominations and Governance and the Board. In each case, the Board is the final arbiter as to whether the nominee shall serve on the Board (subject to the provisions in the Company's certificate of incorporation and bylaws that any director may be removed with cause by the affirmative vote of 75% of the outstanding voting shares at a meeting called for such purpose or at the annual meeting of stockholders).

The Company's Governance Principle also addresses and resolves a further issue raised by the Proposal. The supporting statement that accompanies the Proposal acknowledges that a plurality voting standard may be preferable where the number of nominees exceeds the available board seats by suggesting that "the Board should address . . . whether a plurality director election standard is appropriate in contested elections." The Company's Board has considered and resolved this concern. The Company's Governance Principle only applies the majority voting standard to uncontested elections, preserving a plurality based standard where an election is contested.

For the foregoing reasons, the Company's Governance Principle substantially implements the essential objectives of, and compares favorably with, the Proposal. The essential objective of the Proposal, as described in the Proponent's supporting statement, is to "strengthen the Company's governance and the Board." In each of the foregoing scenarios, this objective is served equally well or better by the Company's Governance Principle. In fact, Institutional Shareholder Services ("ISS"), a proxy advisory firm that prepares detailed studies on shareholder proposals, has recognized that a carefully crafted governance principle can serve the same purpose as a proposal like that of the Proponent. In its 2006 U.S. Corporate Governance Policy, ISS states that it will consider recommending against shareholder proposals (whether binding or precatory) that call for majority voting for directors if an issuer has already adopted a formal corporate governance principle that presents a "meaningful alternative" to the majority voting proposal. The ISS publication sets forth the elements of a governance principle that ISS believes represents a "meaningful alternative." We believe that a comparison of the Company's Governance Principle demonstrates that it contains all of the elements required by the ISS Policy, although ISS has made clear that meeting these requirements will not in itself ensure that ISS will recommend against a shareholder proposal. <u>See</u> Institutional Shareholder Services, ISS U.S. Corporate Governance Policy 2006 Updates (2005); Institutional Shareholder Services, Majority Elections: Questions and Answers on ISS 2006 Voting Policy (December 2005).

(2) The Company has substantially implemented the Proposal by adopting the Company's Governance Principle

The Proposal asks that the Board initiate the appropriate process to amend the "Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." In response to published discussion and commentary about majority voting, the Company's Board has considered and acted on the majority vote issue. On December 22, 2005, the Board, acting through the Nominating and Governance Committee, decided to address the issue by adopting a governance principle. While the Proposal refers to the company's "certificate of incorporation or bylaws," it also refers to the company's "governance documents." The Proponent also states in support that the Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change."

We believe that the adoption of the Company's Governance Principle as part of the Company's Corporate Governance Principles substantially implements and compares favorably with the Proposal. The Board has exercised its judgment in crafting an appropriate governance change. The adoption of the change in the form of a governance principle, rather than as an amendment to the certificate of incorporation or bylaws, does not diminish to any degree its effectiveness and importance as a governance provision. Not all significant governance rules, principles and practices are embodied in bylaws or certificates of incorporation. For example, in rules approved by the Commission, the New York Stock Exchange and NASDAQ require that listed companies adopt and publish extensive corporate governance guidelines and board committee charters. See SEC Release No. 34-48745 (November 4, 2003), Order Approving Proposed NYSE and NASDAQ Rule Changes. These stock exchange rules are an important part of a series of legislative and rule changes intended to enhance public confidence in corporations and introduce significant improvements in corporate governance. Item 7(d) of Schedule 14A also mandates disclosure of an issuer's audit and nominating committee charters in its annual proxy materials. The procedure set forth in the Company's Governance Principle operates in substantially the same manner regardless of whether it is set forth in a policy that is part of the Company's Corporate Governance Principles or in the Company's certificate of incorporation or bylaws. The Staff has routinely taken the position that the substance of an issuer's actions, not its means of acting, determines whether a proposal has been "substantially implemented." See, e.g., Archon Corp (March 10, 2003) (finding proposal requesting special election to fill board vacancy had been substantially implemented when the board had exercised its power to fill such vacancy); Talbots, Inc. (April 5, 2002) (finding proposal requesting implementation of code of corporate conduct based on human rights standards of the United Nations' International Labor Organization had been substantially implemented because the issuer implemented standards for business practice, a labor law compliance Program and a code of conduct for suppliers, regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program).

C. Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted as it has been substantially implemented within the meaning of Rule 14a-8(i)(10). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2006 Proxy Materials.

We would appreciate the Staff notifying us in the event that the Proponent contacts the Staff with respect to the Proposal as the Proponent is not obligated to so notify us. If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,

Elliott V. Stein

cc: Ed Durkin
United Brotherhood of Carpenters

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 203-461-7587]

Wendell L. Willkie, II
Senior Vice President, General Counsel and Secretary
MeadWestvaco Corporation
One High Ridge Park
Stamford, Connecticut 06905

November 15, 2005

Dear Mr. Willkie:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the MeadWestvaco Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 3,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of MeadWestvaco Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: MeadWestvaco Corporation
Incoming letter dated December 30, 2005

The proposal requests that the board initiate the appropriate process to amend MeadWestvaco's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that MeadWestvaco may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that MeadWestvaco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel